EXHIBIT 21.1

AMKOR TECHNOLOGY, INC.

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

Amkor Assembly & Test (Shanghai) Co., Ltd.	People’s Republic of China
Amkor Iwate Company, Ltd.	Japan
Amkor Technology Euroservices, S.A.R.L.	France
Amkor Technology Japan, K.K.	Japan
Amkor Technology Korea, Inc.	Republic of Korea
Amkor Technology Limited	British Cayman Islands
Amkor Technology Philippines, Inc.	Philippines
Amkor Technology Singapore Investment Pte. Ltd.	Singapore
Amkor Technology Singapore IP Holding Pte. Ltd.	Singapore
Amkor Technology Singapore Philippines Holding Pte. Ltd	Singapore
Amkor Technology Singapore Pte. Ltd.	Singapore
Amkor Technology Taiwan Ltd.	Republic of China
Amkor Wafer Fabrication Services, S.A.R.L.	France
Amkor Worldwide Services LLC	Delaware
Guardian Assets, Inc.	Delaware
Unitive International Ltd,	Netherlands Antilles
Unitive Semiconductor Taiwan Corp.	Republic of China